Exhibit 99.1

AMTD International Inc. Closes 2020 with Strong Results Amid Covid

Hong Kong, May 13, 2021 — AMTD International Inc. (“AMTD International” or the “Company”) (NYSE: HKIB; SGX: HKB), a subsidiary of AMTD Group Company Limited (“AMTD Group”), which is a leading comprehensive financial services conglomerate with headquarters in Hong Kong, has announced solid business and financial results for the year ended December 31, 2020. Despite the challenging global market environment during covid, AMTD International achieved solid business performance and delivered an upbeat set of results in 2020: the Company recorded a net profit of HK$1,139 million, a 37.1% year-on-year increase, total equity reached HK$9.7 billion, and assets under management at over HK$26 billion, reaching a new height in AMTD International’s operating history. During the year, the Company, as the global coordinator and/or active bookrunner (a senior role in the underwriting syndicate), completed over 40 capital market transactions, with an aggregate amount financed of approximately US$12 billion.

The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 with the Securities and Exchange Commission on April 28, 2021.

The annual report is available on the Company’s investor relations website at http://ir.amtdinc.com.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to AMTD IR office, AMTD International Inc., 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/News.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

AMTD IR office (ir@amtdinc.com)

+852 3163-3389